Exhibit 99.7

CONSENT OF ERNST & YOUNG, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 5, 2008 with respect to the financial statements of Central Gold-Trust as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and our report dated March 5, 2008 with respect to the effectiveness of internal control over financial reporting as at December, 31, 2007 incorporated by reference in the Registration Statement on Form 40-F of Central Gold-Trust.

/s/ Ernst & Young LLP

Chartered Accountants

Lincensed Public Accountants

Toronto, Canada

March 7, 2008